UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 february, 2009

ASX & MEDIA RELEASE
25 FEBRUARY, 2009

YALE RESEARCHERS PRESENT RESULTS OF PHASE II PHENOXODIOL CLINICAL TRIAL IN PROSTATE CANCER PATIENTS AT ASCO 2009 GENITOURINARY CANCERS SYMPOSIUM

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has just made the following announcement:

Orlando, Florida, 24 February, 2009 - Preliminary results from a Phase II clinical trial of oral phenoxodiol in patients with prostate cancer to be presented by Yale researchers  at the ASCO Genitourinary Cancers Symposium in Orlando, Florida, February 26-28, 2009 became available in abstract form on the ASCO website today.  The research was led by Kevin Kelly, DO, Associate Director, Solid Tumor Investigation, Yale Cancer Center.

The abstract relates to a poster presentation which will review data supporting  the anti-tumour effects of phenoxodiol as studied in patients with advanced prostate cancer (Group A) and in patients with early stage, pre-metastatic disease where prostate specific antigen (PSA) levels were rising after radical prostatectomy or radiation therapy (Group B).  Twenty five (25) patients have been treated to date – 16 in Group A and 9 in Group B.  Interim analysis shows that among Group A patients, 1 remains on therapy without disease progression for greater than 6 months and 1 patient had a greater than 50% post-therapy PSA decline, while 5 patients in Group B (56%) had stable disease for a median time of 3 months.

“Oral phenoxodiol was very well tolerated with no severe adverse events reported to date.  More importantly, we observed some evidence of clinical activity, especially in the early stage disease group, in terms of holding disease progression in check.” said Dr. Kelly.  “Further studies evaluating the impact of phenoxodiol on serum cytokines will be explored at the completion of the trial.”

In another related development concerning the potential for phenoxodiol as a therapeutic in prostate cancer, a paper was published today in the British Journal of Cancer reporting that, in addition to its potential as a single agent therapeutic, phenoxodiol is able to enhance the activity of cisplatin and carboplatin against prostate cancer cells in vitro1.  This study, conducted by Professor Paul de Souza and colleagues of the Department of Medical Oncology at St. George Hospital in Sydney, Australia, concluded “that phenoxodiol has interesting properties that make combination therapy with cisplatin or carboplatin appealing”.

About phenoxodiol

Phenoxodiol is being developed by the US oncology company Marshall Edwards, Inc. (NASDAQ: MSHL) as a chemosensitizing agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers.  It has a unique mechanism of action, binding to cancer cells via a surface oxidase, causing major downstream disturbances in expression of proteins necessary for cancer cell survival and responsible for the development of drug resistance.

In cancer cells, phenoxodiol appears to selectively inhibit the pro-survival regulator known as S-1-P (sphingosine-1-phosphate) that is overexpressed in cancer cells.  In response to phenoxodiol, the S-1-P content in cancer cells is decreased, rendering those cells more sensitive to chemotherapy.  Indeed, in laboratory studies, it has been demonstrated that cancer cells pre-treated with phenoxodiol were killed with lower doses of chemotherapy drugs.

Importantly, phenoxodiol has been shown not to adversely affect normal cells in animal and laboratory testing. Phenoxodiol has received Fast Track status from the FDA to facilitate its development as a therapy for recurrent ovarian and prostrate cancers. Phenoxodiol is an investigational drug and, as such, is not commercially available.  Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by FDA as being safe and effective for the intended use.

Phenoxodiol is the first of a family of compounds in the Marshall Edwards, Inc. drug pipeline of flavanoid derivatives.

Phase III phenoxodiol clinical trial for ovarian cancer continues

The OVArian TUmor REsponse (OVATURE) trial is a major multi-centre multinational Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs, to determine its safety and effectiveness when used in combination with carboplatin.  More information on the trial can be found at http://www.OVATUREtrial.com.

The OVATURE trial is recruiting ovarian cancer patients whose cancer initially responded to chemotherapy, but has since become resistant or refractory to traditional platinum treatments.  The trial consists of two double blind treatment arms.  Patients in one trial arm are receiving weekly carboplatin and phenoxodiol.  Patients in the other trial arm are also receiving weekly carboplatin, but a placebo (an inactive control pill) is substituted for phenoxodiol.  Neither patients nor their doctors know to which trial arm the patients are randomly assigned.

A change from receiving platinum in the traditional dose pattern (every two to three weeks) to a weekly dosing regimen has been reported to provide a tumour response in some patients with recurrent ovarian cancer.2-4  Thus, in addition to learning more about the safety and efficacy of phenoxodiol, researchers will learn more about the efficacy and safety of weekly carboplatin.

The primary outcome of the trial is the assessment of the relative time it takes for the ovarian cancer to progress.  An analysis of interim results will be possible after patient recruitment to this study is completed and 95 patients have disease progression.

Patients are being recruited at hospital sites across USA, UK, Europe and Australia.  The trial design has been approved by the US Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) program, and provides for an interim analysis of the data, which, if statistically significant, can be used to support a request for accelerated marketing approval.

 About Marshall Edwards, Inc.
Marshall Edwards, Inc. is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterized by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumour cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present in the cell membrane of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards has licensed rights from Novogen Limited (ASX: NRT NASDAQ: NVGN) to bring three oncology drugs - phenoxodiol, triphendiol and NV-143 - to market globally.  Marshall Edwards lead investigational drug, phenoxodiol, is in a Phase III multinational multi-centred clinical trial for patients with recurrent ovarian cancer.  More information on the trial can be found at http://www.OVATUREtrial.com.

Marshall Edwards is majority owned by Novogen Limited (ASX: NRT, NASDAQ: NVGN), an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

1 McPherson, R.A., Galettis, P.T. and de Souza, P.L.. Enhancement of the activity of phenoxodiol by cisplatin in prostate cancer cells. Br.J.Cancer 2009; 100 (4):649-655.

2Piura B and Meirovitz M. Weekly single-agent carboplatin in heavily pretreated patients with recurrent ovarian, peritoneal and fallopian tube carcinoma. Eur J Gynaecol Oncol. 2005;26(4):386-90.

3 Van der Burg ME, van der Gaast A, Vergote I, Burger CW, van Doorn HC, de Wit R, Stoter G, Verweij J. What is the role of dose-dense therapy? Int J Gynecol Cancer. 2005 Nov-Dec;15 Suppl 3:233-240.

4 CaDron I, Leunen K, Amant F, Van Grop T, Neven P, Vergote I. The Leuven dose-dense paclitaxel/carboplatin regimen in patients with recurrent ovarian cancer. Gynecol Oncol 2007;106(2):354-61.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.